SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                   Form 20-F ___X___          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                             Yes ____          No __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The Clarification Announcement of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on June 6, 2006.

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: June 6, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [GRAPHIC OMITTED]
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (Stock Code: 0386)

                           Clarification Announcement

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Sinopec Corp. noticed that, on 6 June 2006, an article entitled "Proposed repurchase of the A shares of Sinopec Shanghai Petrochemical Company for 5.7 billion by Sinopec Corp" was published in "Oriental Morning Post".

Sinopec Corp. hereby clarifies that no terms (including pricing) or timetable has been presently fixed by Sinopec Corp. in relation to any acquisition of the shares of Sinopec Shanghai Petrochemical Company. There is no factual basis to the content of the above article and the article is substantially incorrect.

At the request of Sinopec Corp., trading of the shares of Sinopec Corp. on the Stock Exchange was suspended with effect from 10.24 am on 6 June 2006 pending the release of this announcement. An application to resume trading of the shares of Sinopec Corp. with effect from 9.30am on 7 June 2006 has been made with the Stock Exchange.
-------------------------------------------------------------------------------

China Petroleum & Chemical Corporation ("Sinopec Corp") noticed that, on 6 June 2006, an article entitled "Proposed repurchase of the A shares of Sinopec Shanghai Petrochemical Company for 5.7 billion by Sinopec Corp" was published in "Oriental Morning Post" ([GRAPHIC OMITTED]). The article stated that Sinopec Corp. intended to repurchase the A shares of Sinopec Shanghai Petrochemical Company, one of its subsidiaries, at the price between RMB 7.8 to 8 per share. This article was also republished in other media, including Sina.com and pw5.net.

Sinopec Corp. hereby clarifies that there is no factual basis to the content of the above article and the article is substantially incorrect. Although, as disclosed in the prospectus of Sinopec Corp. dated 9 October, 2000, it is its long term strategy to integrate the operations and capital structure of its subsidiaries, however, no terms (including pricing) or timetable has been presently fixed by Sinopec Corp. in relation to any acquisition of the A & H shares of Sinopec Shanghai Petrochemical Company. Sinopec Corp. condemns "Oriental Morning Post" for its reporting of false information and infringement of the rights of Sinopec and reserves the rights to take further legal action against "Oriental Morning Post". Any integration proposal may or may not proceed.

Sinopec Corp. wishes to remind investors that all the important information of Sinopec Corp. and development will be formally announced in accordance with The Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited and the Hong Kong Code on Takeovers and Mergers. Investors are reminded to make sensible investments and consider the risks involved.

At the request of Sinopec Corp., trading of the shares of Sinopec Corp. on the Stock Exchange was suspended with effect from 10.24 am on 6 June 2006 pending the release of this announcement. An application to resume trading of the shares of Sinopec Corp. with effect from 9.30am on 7 June 2006 has been made with the Stock Exchange.

                                    For and on behalf of the Board of Directors
                                      China Petroleum & Chemical Corporation
                                                      Chen Ge
                                        Secretary to the Board of Directors

Beijing, PRC, 6 June 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.